August 16, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eric Envall

Re:    Red River Bancshares, Inc.
Registration Statement on Form S-3
Filed August 11, 2022
File No. 333-266784

Acceleration Request
Requested Date: August 18, 2022
Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement to August 18, 2022 at 4:00 PM, Eastern Time, or as soon thereafter as may be practicable.
If you have any questions regarding the foregoing, please do not hesitate to contact Clint Smith of Jones Walker LLP at (504) 582-8429.

Sincerely,

Red River Bancshares, Inc.

/s/ Amanda W. Barnett
By:	Amanda W. Barnett
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:    Clint Smith, Jones Walker LLP
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